Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the nine months ended

September 30, 2023

Unaudited – Prepared by Management

(Stated in United States Dollars)

enCore Energy Corp.
Condensed Interim Consolidated Statements of Financial Position Unaudited – Prepared by Management
As at September 30, 2023 and December 31, 2022 (Stated in USD unless otherwise noted)

	Note	September 30, 2023 $	December 31, 2022 $
Assets
Current assets
Cash		2,671,066	2,512,012
Receivables and prepaid expenses		1,478,405	1,244,561
Marketable securities - current	6	16,845,699	3,162,361
Deposit - uranium investment	5	-	3,000,000
Assets held for sale	11	-	728,882
		20,995,170	10,647,816

Non-current assets
Intangible assets	7	511,648	528,282
Property, plant, and equipment	8	13,431,157	2,334,421
Marketable securities - non-current	6	2,028,382	784,832
Mineral properties	11	270,725,294	145,219,086
Reclamation deposits	11	88,500	88,500
Right-of-use asset	9	479,649	185,614
Deferred acquisition costs	10	-	6,009,303
Deferred financing costs	10	-	3,162,936
Restricted cash		7,679,752	54,568,668
Total assets		315,939,552	223,529,458

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		1,839,334	3,105,065
Due to related parties	15	175,023	441,374
Convertible promissory note - current portion	14	1,187,778	-
Lease liability - current	9	175,609	84,262
		3,377,744	3,630,701

Non-current liabilities
Asset retirement obligations	12	10,720,854	4,752,352
Convertible promissory note	14	38,159,943	-
Lease liability - non-current	9	330,888	96,166
Total liabilities		52,589,429	8,479,219

Shareholders’ equity
Share capital	14	289,525,132	190,610,250
Share subscriptions received	14	26,196	51,558,624
Convertible promissory note - equity portion	14	3,813,266	-
Contributed surplus	14	20,065,363	16,218,518
Accumulated other comprehensive income		4,475,859	5,530,224
Deficit		(54,555,693)	(48,867,377)
Total shareholders’ equity		263,350,123	215,050,239
Total liabilities and shareholders’ equity		315,939,552	223,529,458

Nature of operations and going concern	1
Change in presentation currency	2
Events after the reporting period	20

Approved on behalf of the Board of Directors on November 7, 2023:

“William M. Sheriff”	Director	“William B. Harris”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Unaudited – Prepared by Management
For the three and nine months ended September 30, 2023, and September 30, 2022 (Stated in USD unless otherwise noted)

		Three months ended		Nine months ended
		September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	Note	$	$	$	$
Expenses
Accretion	9,12,14	1,526,520	114,375	2,760,237	344,088
Amortization and depreciation	7,8,9	500,964	98,835	1,151,542	279,279
General administrative costs	15	645,942	1,133,365	3,159,297	3,389,566
Professional fees	15	952,191	377,175	4,500,947	961,300
Promotion and shareholder communication		39,243	56,337	185,143	164,058
Travel		96,652	68,265	313,707	211,377
Transfer agent and filing fees		123,882	85,018	710,269	291,235
Staff costs	15	1,603,799	1,106,242	5,445,138	2,580,685
Stock option expense	14,15	1,525,160	1,574,232	3,535,299	4,667,307
Loss from operations		(7,014,353)	(4,613,844)	(21,761,579)	(12,888,895)

Interest income		19,725	104,877	347,984	174,127
Interest expense	14	(1,207,011)	-	(3,007,011)	-
Foreign exchange (loss) gain		1,621,940	31,832	735,249	17,797
Gain on divestment of mineral properties	11	8,010,687	13,515	10,091,565	1,614,907
Gain on sale of uranium investment	4	638,500	-	2,597,500	35,000
Unrealized gain (loss) on marketable securities	6	7,234,293	(96,727)	5,307,976	881,659
Loss on investment in associates	3	-	(448,726)	-	(595,361)
Net income (loss) for the period		9,303,781	(5,009,073)	(5,688,316)	(10,760,766)
Foreign currency translation adjustment		(2,251,324)	(1,124,309)	(1,054,365)	(860,393)
Comprehensive income (loss) for the period		7,052,457	(6,133,382)	(6,742,681)	(11,621,159)

Income (loss) per share
Weighted average number of common shares outstanding
- basic #		145,023,527	107,390,851	138,564,903	104,665,896
- diluted #		145,023,527	107,390,851	138,564,903	104,665,896

Basic and diluted income (loss) per share $		0.06	(0.05)	(0.04)	(0.10)
Diluted income (loss) per share $		0.06	(0.05)	(0.04)	(0.10)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp.
Condensed Interim Consolidated Statements of Cash Flows Unaudited – Prepared by Management
For the nine months ended September 30, 2023 and September 30, 2022 (Expressed in USD unless otherwise noted)

		September 30, 2023	September 30, 2022
	Note	$	$
Operating activities
Net loss for the period		(5,688,316)	(10,760,766)
Accretion		2,760,238	344,088
Amortization and depreciation		1,151,542	279,279
Impairment charge		82,348	-
Foreign exchange (gain) loss		(735,249)	(17,797)
Stock option expense	14,15	3,535,299	4,667,307
Interest income		(347,984)	(174,127)
Gain on divestment of subsidiary	6,11	(10,051,325)	-
Gain on divestment of mineral properties	11	(40,240)	(1,614,907)
Gain on sale of uranium investment	4	(2,597,500)	(35,000)
Unrealized (gain) loss on marketable securities	6	(1,280,587)	(881,659)
Loss on investment in associates	3	-	595,361

Changes in non-cash working capital items:
Receivables		(184,280)	136,158
Prepaids and deposits		(7,190)	(739,651)
Deposit - uranium investment	4	3,000,000	(3,000,000)
Restricted cash	14	46,888,916	126
Accrued interest on convertible debt		1,187,778	-
Accounts payable and accrued liabilities		(398,478)	(4,244,577)
Due to related parties	15	(266,351)	31,653
		37,008,621	(15,414,512)
Investing activities
Acquisition of intangible assets		-	(55,948)
Acquisition of property, plant, and equipment	8	(5,843,769)	(767,229)
Mineral property expenditures	11	(7,643,497)	(7,609,084)
Proceeds from divestment of mineral properties	11	40,240	48,480
Asset acquisition	10	(54,525,637)	-
Deferred acquisition costs		-	-
Interest income received		347,984	174,127
Investment in uranium	4	(19,572,500)	-
Proceeds received from sale of uranium investment	4	22,170,000	4,250,000
Settlement of asset retirement obligation	12	(271,504)	(2,019)
		(65,298,683)	(3,961,673)
Financing activities
Private placement proceeds		25,639,761	23,057,411
Share issue costs		(4,029,741)	(1,473,875)
Share subscriptions received		26,196	-
Proceeds from ATM (at -the-market) sales		24,959,218	-
Proceeds from exercise of warrants		1,794,692	839,690
Proceeds from exercise of stock options		545,792	863,263
Partial payoff of convertible note		(20,000,000)	-
Lease payments	9	(125,054)	(69,404)
		28,810,864	23,217,085

Effect of foreign exchange on cash		(361,748)	(379,213)
Change in cash		159,054	3,461,687
Cash, beginning of period		2,512,012	9,188,483
Cash, end of period		2,671,066	12,650,170

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity Unaudited – Prepared by Management
For the nine months ended September 30, 2023 and September 30, 2022 (Expressed in USD unless otherwise noted)

	Number of shares	Share capital	Shares subscriptions received	Convertible promissory note (equity portion)	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$	$	$
January 1, 2022	98,902,678	162,582,365	-	-	12,662,103	6,196,033	(32,351,988)	149,088,513
Private placement	6,535,947	23,057,411	-	-	-	-	-	23,057,411
Share issuance costs	-	(2,146,218)	-	-	672,343	-	-	(1,473,875)
Shares issued for exercise of warrants	1,223,509	954,875	-	-	(115,185)	-	-	839,690
Shares issued for exercise of stock options	752,083	2,854,729	-	-	(1,991,466)	-	-	863,263
Stock option expense	-	-	-	-	4,667,307	-	-	4,667,307
Shares issued for Azarga asset acquisition	193,348	611,113	-	-	-	-	-	611,113
Adjustment to investment in associate	-	-	-	-	15,901	-	-	15,901
Cumulative translation adjustment	-	-	-	-	-	(860,393)	-	(860,393)
Loss for the period	-	-	-	-	-	-	(10,760,766)	(10,760,766)
September 30, 2022	107,607,565	187,914,275	-	-	15,911,003	5,335,640	(43,112,754)	166,048,164

January 1, 2023	108,940,051	190,610,250	51,558,624	-	16,218,518	5,530,224	(48,867,377)	215,050,239
Private placement	10,615,650	25,639,761	-	-	-	-	-	25,639,761
Conversion of subscriptions to shares	23,277,000	51,895,809	(51,895,809)	-	-	-	-	-
Share issuance costs	-	(7,109,637)	-	-	1,419,379	-	-	(5,690,258)
Shares issued for exercise of warrants	1,073,604	1,794,692	26,196	-	-	-	-	1,820,888
Shares issued for exercise of stock options	535,676	1,735,039	-	-	(1,189,247)	-	-	545,792
Shares issued for ATM	8,111,380	24,959,218	-	-	-	-	-	24,959,218
Stock option expense	-	-	-	-	3,535,299	-	-	3,535,299
Equity portion of convertible promissory note	-	-	-	3,813,266	-	-	-	3,813,266
Fair value of replacement options for Alta Mesa acquisition	-	-	-	-	81,414	-	-	81,414
Cumulative translation adjustment	-	-	337,185	-	-	(1,054,365)	-	(717,180)
Loss for the period	-	-	-	-	-	-	(5,688,316)	(5,688,316)
September 30, 2023	152,553,361	289,525,132	26,196	3,813,266	20,065,363	4,475,859	(54,555,693)	263,350,123

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

1.	Nature of operations and going concern

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition, exploration, and development of uranium resource properties in the United States. The Company’s common shares trade on the TSX Venture Exchange and the NYSE American Market under the symbol “EU.” The Company’s corporate headquarters is located at 101 N Shoreline, Suite 450, Corpus Christi, TX 78401.

On September 14, 2022, the Company consolidated its issued and outstanding shares on a ratio of three old common shares for every one new post-consolidated common share (the “Share Consolidation”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this Share Consolidation.

These condensed interim consolidated financial statements (the “financial statements”) have been prepared assuming the Company will continue on a going-concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. These factors give rise to material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern. For the nine months ended September 30, 2023, the Company reported a net loss of $5,688,316 (September 30, 2022 - $10,760,766), had working capital of $17,617,426 (December 31, 2022 - $7,017,115), and an accumulated deficit of $54,555,693 (December 31, 2022 - $48,867,377). The Company’s long-term continued operations are dependent on its abilities to monetize assets or raise additional funding from loans, equity financings, or other arrangements. There is no assurance that future financing activities will be successful.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption not appropriate. Such adjustments could be material.

Geopolitical uncertainty

Geopolitical uncertainty driven by the Russian invasion of Ukraine has led many governments and utility providers to re-examine supply chains and procurement strategies reliant on nuclear fuel supplies coming out of, or through, Russia. Sanctions, restrictions, and an inability to obtain insurance on cargo have contributed to transportation and other supply chain disruptions between producers and suppliers. As a result of this and coupled with multiple years of declining uranium production globally, uranium market fundamentals are shifting from an inventory driven market to one more driven by production.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policies

Basis of presentation

These financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022, and do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). It is suggested that these financial statements be read in conjunction with the annual audited consolidated financial statements.

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in United States Dollars (“U.S. Dollars”) unless otherwise specified. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were approved for issuance by the audit committee of the Board of Directors on November 7, 2023.

Material accounting policies

The accounting policies, estimates and critical judgments, methods of computation and presentation applied in these financial statements are consistent with those of the most recent annual audited consolidated financial statements and are those the Company expects to adopt in its financial statements for the year ended December 31, 2023. Accordingly, these financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements.

Foreign currency translation

These financial statements are presented in U.S. Dollars, unless otherwise specified. During the year ended December 31, 2022, the Company changed its presentation currency from Canadian Dollars to U.S. Dollars. The change in presentation currency is to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the exploration industry.

The functional currency of enCore Energy Corp. is the Canadian Dollar. The functional currency of the Company’s subsidiaries is the U.S. Dollar and based on the currency of the primary economic environment in which these subsidiaries operate.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income (loss) in the consolidated statement of income (loss) and comprehensive income (loss) to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income (loss). Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

On consolidation, the parent Company’s financial statements are translated into the presentation currency, being the U.S. Dollar. Assets and liabilities are translated at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period in which they arise. Exchange differences are recognized in other comprehensive income (loss) as a separate component of equity.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policies (continued)

Basis of consolidation

These financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

Name of Subsidary	Place of Incorporation	Ownership Interest	Principal Activity	Functional Currency
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration	USD
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration	USD
URI, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Neutron Energy, Inc. [3]	Nevada, USA	N/A	Mineral Exploration	USD
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Uranium Resources, Inc. [2]	Delaware, USA	N/A	Mineral Exploration	USD
HRI-Churchrock, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Hydro Restoration Corp. [1]	Delaware, USA	N/A	Mineral Exploration	USD
Belt Line Resources, Inc.[1]	Texas, USA	N/A	Mineral Exploration	USD
enCore Energy US Corp.	Nevada, USA	100%	Holding Company	USD
Azarga Uranium Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Powertech (USA) Inc.	South Dakota, USA	100%	Mineral Exploration	USD
URZ Energy Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Ucolo Exploration Corp.	Utah, USA	100%	Mineral Exploration	USD
enCore Alta Mesa LLC	Texas, USA	100%	Mineral Exploration	USD
Leoncito Plant, LLC	Texas, USA	100%	Mineral Exploration	USD
Leoncito Restoration, LLC	Texas, USA	100%	Mineral Exploration	USD
Leoncito Project, LLC	Texas, USA	100%	Mineral Exploration	USD
Azarga Resources Limited	British Virgin Islands	100%	Mineral Exploration	USD
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100%	Mineral Exploration	USD
Azarga Resources USA Company	Colorado, USA	100%	Mineral Exploration	USD
Azarga Resources Canada Ltd.	British Columbia, CA	100%	Mineral Exploration	USD

[1]	Hydro Restoration Corp. and Belt Line Resources, Inc. were divested in April 2023 (Note 6).

[2]	Uranium Resources, Inc. was dissolved during the nine months ended September 30, 2023.

[3]	Neutron Energy, Inc. was divested in July 2023 (Note 6).

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policies (continued)

Newly adopted accounting standards and interpretations

Effective for annual reporting periods beginning on or after January 1, 2023, the Company adopted the following amendments:

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) – the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

Definition of Accounting Estimates (Amendments to IAS 8) – the amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

The adoption of these amendments did not have a material impact on the results of its operations and financial position.

3.	Investment in associates

Group 11 Technologies Inc.

During the year ended December 31, 2020, the Company acquired 12,000,000 shares of Group 11 Technologies Inc. (“Group 11”), a US-based technology firm, representing 40% of the issued and outstanding shares of Group 11. The Company advanced $750,000 in accordance with the Letter of Intent with EnviroLeach Technologies Inc. and Golden Predator Mining Corp. to establish Group 11. The Company has determined that it exercises significant influence over Group 11 and accounts for this investment using the equity method. During the year ended December 31, 2021, Group 11 completed a private placement financing, resulting in the issuance of additional shares and a dilution of the Company’s ownership in the associate to 34.46%. During the year ended December 31, 2022, Group 11 issued additional shares resulting in the dilution of the Company’s ownership in the associate to 33.71%.

As of December 31, 2022, and September 30, 2023, Group 11 constrained its activities as financing is unavailable in its market. The Company determined its investment to be unrecoverable and impaired the balance of its investment as at December 31, 2022 to $nil, which remains the carrying value as at September 30, 2023.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

4.	Investment in Uranium

Investments in uranium are categorized in Level 1 of the fair value hierarchy (Note 17).

The following table summarizes the fair value of the physical uranium investment:

	Investment in uranium $	Quantity in pounds (lbs)
Balance, December 31, 2021	4,210,000	100,000

Sale of uranium investment	(4,245,000)	100,000
Gain on sale of uranium	35,000
Balance, December 31, 2022	-

Investment in uranium	19,572,500	400,000
Sale of uranium investment	(22,170,000)	400,000
Gain on sale of uranium	2,597,500
Balance, September 30, 2023	-

During the nine months ended September 30, 2023, the Company bought and sold 400,000 lbs of U3O8 and recognized a gain of $2,597,500. During the nine months ended September 30, 2022, the Company bought and sold 100,000 lbs of U3O8 and recognized a gain of $35,000.

5.	Deposits on uranium investment:

In 2022, the Company entered into two Uranium Concentrates purchase Agreements with an arm’s length party whereby the Company purchased 300,000 pounds of uranium concentrates from the seller for total consideration of $13,650,000 ($45.33/pound average). The contracts required initial deposits of $3,000,000 cumulative, which was paid in 2022, and final payment totaling $10,650,000 in 2023. The Company currently has no outstanding commitments to purchase additional uranium.

6.	Marketable securities

In May 2022, the Company divested of Cibola Resources, LLC to Elephant Capital (“Elephant”) pursuant to a Share Purchase Agreement whereby the Company received consideration in the form of 11,308,250 common shares with a market value of $0.27 per share. Elephant was subsequently acquired by Evolving Gold Corp., who renamed themselves American Future Fuel Corp. (“AFFC”). Accordingly, the 11,308,250 shares of Elephant were converted to 11,308,250 shares of AFFC (CSE: AMPS). The cost base of the Company’s shareholdings is $3,041,955.

As at September 30, 2023 and December 31, 2022, all of the shares held are free trading (the “Trading Shares”) or will become free trading within the next 12 months. These shares have been classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $3,178,354 ($0.281 per share) (December 31, 2022 - $3,924,156 ($0.35 per share)).

In October 2022, the Company received 80,000 common shares of Uravan Minerals Inc. (“Uravan”) with a market value of $0.12 per share pursuant to its previous agreement with Prime Fuels Corp. (“PFC”) to divest of the Company’s Lisbon mining claims. The agreement required that PFC pay to the Company 10% of any consideration PFC received upon sale, transfer, or exchange to a third party. Uravan acquired PFC and all of the mineral claims on October 28, 2022. The cost base of the Company’s shareholdings was $9,530. The shares were classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. On July 7, 2023, in conjunction with Uravan’s acquisition of all of the outstanding shares of Nuclear Fuels, Inc these shares were converted on a 1:0.8 basis. or 64,000 common shares of Nuclear Fuels, Inc.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

6.	Marketable securities (continued)

In April 2023, the Company divested of Belt Line Resources Inc and Hydro Restoration Corp to Nuclear Fuels Inc (“NFI”) pursuant to a Share Purchase Agreement whereby the Company received consideration in the form of 8,566,975 common shares (19.9% of the total shareholding in NFI) with a market value of $0.33 per share. The Company exercised significant judgement in the assessment of the interest in NFI specifically when considering the level of decision-making authority that Company could exercise over NFI and concluded that NFI is an equity investment recorded and measured at fair value through the income statement (FVTPL).

During the nine months ended September 30, 2023, NFI was acquired by Uravan Minerals Inc., who renamed themselves Nuclear Fuels Inc. As a result of this transaction the Company received 696,825 additional shares related to a contractual top up right for a total aggregate ownership of 9,327,800 shares (19.9% of the total shareholding in NFI). The cost base of the Company’s shareholdings of NFI is $2,802,030.

As at September 30, 2023, 3,731,120 of the shares held are free trading or will become free trading within the next 12 months. These shares have been classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. As at September 30, 2023, 5,596,680 of the shares have been classified as a non-current asset on the consolidated statements of financial position, due to the Company’s inability to liquidate those shareholdings within the next 12 months. The fair value of the 9,327,800 Nuclear Fuels, Inc shares at September 30, 2023 is $3,380,638 ($0.362 per share).

In July, 2023, the Company divested of Neutron Energy Inc. to Anfield Energy (“Anfield”) pursuant to a Share Purchase Agreement whereby the Company received consideration of CAD $5,000,000 and 185,000,000 common shares (19.56% of the total shareholding in Anfield). The shares were classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $12,315,089 ($0.067 per share) (December 31, 2022 - $nil).

In accordance with the Company’s material accounting policy, each of these common shares are classified as FVTPL, with gains/losses being recognized to the consolidated statements of income (loss) and comprehensive income (loss).

The following table summarizes the fair value of the Company’s marketable securities at September 30, 2023:

	Marketable securities (current) $	Marketable securities (non-current) $	Total $
Balance, December 31, 2021	-	-	-

Additions	2,443,094	608,391	3,051,485
Fair value adjustments	848,814	208,591	1,057,405
Currency translation adjustment	(129,547)	(32,151)	(161,698)
Balance, December 31, 2022	3,162,361	784,831	3,947,192

Additions	9,776,545	4,154,939	13,931,484
Reclass from non-current to current	789,965	(789,965)	-
Fair value adjustments	3,360,209	(2,079,622)	1,280,587
Currency translation adjustment	(243,381)	(41,801)	(285,182)
Balance, September 30, 2023	16,845,699	2,028,382	18,874,081

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

7.	Intangible assets

In 2018, the Company acquired access to certain uranium exploration data from VANE Minerals (US) LLC (“VANE”). In exchange the Company issued 3,000,000 common shares at a fair value of $264,096 and granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years, and it may be renewed by the Company by written notice for three successive renewal periods of three years each. Thus, the intangible asset has been determined to have a life of 14 years.

In 2020, for $67,251 the Company permanently acquired certain electronic data pertaining to properties and geology in South Texas from Signal Equities, LLC. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

In 2020, the Company permanently acquired the Grants Mineral Belt database through its asset acquisition with Westwater Resources, Inc.

In 2021, the Company permanently acquired additional borehole logs for the Grants Mineral Belt property for $17,500. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually or more frequently if required.

In 2022, the Company acquired access to the Getty Minerals Database from Platoro West Incorporated for $55,948 (Note 15). The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

There were no indicators of impairment as at September 30, 2023 and for the period then ended.

The change in the intangible assets during the year ended December 31, 2022, and the nine months ended September 30, 2023, was as follows:

	VANE Agreement $	Getty Database $	Signal Equities Database $	Grants Mineral Belt Database $	Total $
Balance, December 31, 2021	207,504	-	67,251	217,241	491,996
Additions	-	55,948	-	-	55,948
Amortization	(19,764)	-	-	-	(19,764)
Currency translation adjustment	900	(798)	-	-	102
Balance, December 31, 2022	188,640	55,150	67,251	217,241	528,282
Amortization	(14,333)	-	-	-	(14,333)
Currency translation adjustment	1,622	(2,076)	(590)	(1,257)	(2,301)
Balance, September 30, 2023	175,929	53,074	66,661	215,984	511,648

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

8.	Property, plant, and equipment

In February 2023, through its asset acquisition, the Company acquired a variety of property, plant, and equipment assets (note 10).

In May 2023, the Company acquired proprietary Prompt Fission Neutron (“PFN”) technology and equipment. The asset is amortized over its expected useful economic life of 10 years.

	Uranium plants $	Other property and equipment $	Furniture $	Buildings $	Software $	Total $
Balance, December 31, 2021	1,309,515	214,748	16,470	62,946	-	1,603,679
Additions	758,747	172,198	8,507	-	60,135	999,587
Disposals
Depreciation	(162,208)	(78,646)	(4,377)	(2,316)	(21,298)	(268,845)
Balance, December 31, 2022	1,906,054	308,300	20,600	60,630	38,837	2,334,421
Additions	7,432,648	4,306,790	94,082	282,910	-	12,116,430
Disposals
Depreciation	(452,033)	(522,233)	(20,735)	(10,899)	(9,975)	(1,015,875)
Currency translation adjustment	-	(727)	(1,676)	-	(1,416)	(3,819)
Balance, September 30, 2023	8,886,669	4,092,130	92,271	332,641	27,446	13,431,157

9.	Right-of-use assets

In 2023, the Company entered a contractual agreement to lease office space in Corpus Christi, Texas through June 30, 2025. The terms of the lease call for a monthly lease payment of $1,516. The Company recorded a right-of use (“ROU”) asset based on the corresponding lease obligation of $40,325 on February 1, 2023. When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

In 2023, the Company entered a contractual agreement to lease office space in Corpus Christi, Texas through June 30, 2025. The terms of the lease call for a monthly lease payment of $5,994. The Company recorded a right-of use (“ROU”) asset based on the corresponding lease obligation of $149,325 on April 1, 2023. When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

In 2023, the Company entered a contractual agreement to lease office space in Dallas, Texas through October 31, 2028. The terms of the lease call for a monthly lease payment of $6,875. The Company recorded a right-of use (“ROU”) asset based on the corresponding lease obligation of $260,141 on June 1, 2023. When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

9.	Right-of-use assets (continued)

The change in the ROU assets during the year ended December 31, 2022, and the nine months ended September 30, 2023 was as follows:

	Leased copier $	Leased offices $	Total $
Balance, December 31, 2021	3,416	241,148	244,564
Additions	-	34,898	34,898
Depreciation	(3,416)	(88,311)	(91,727)
Currency translation adjustment	-	(2,121)	(2,121)
Balance, December 31, 2022	-	185,614	185,614
Additions	-	449,062	449,062
Lease Termination	-	(22,906)	(22,906)
Depreciation	-	(121,334)	(121,334)
Currency translation adjustment	-	(10,787)	(10,787)
Balance, September 30, 2023	-	479,649	479,649

The change in the long-term lease liability during the year ended December 31, 2022, and the nine months ended September 30, 2023 was as follows:

	Leased copier $	Leased offices $	Total $
Balance, December 31, 2021	3,416	246,093	249,509
Additions	-	34,898	34,898
Accretion	77	15,157	15,234
Lease payments made	(3,493)	(103,953)	(107,446)
Currency translation adjustment	-	(11,767)	(11,767)
Balance, December 31, 2022	-	180,428	180,428
Less: current lease liability	-	(84,262)	(84,262)
Balance (long-term), December 31, 2022	-	96,166	96,166
Additions	-	451,197	451,197
Lease termination	-	(23,015)	(23,015)
Accretion	-	24,275	24,275
Lease payments made	-	(125,054)	(125,054)
Currency translation adjustment	-	(1,334)	(1,334)
Balance, September 30, 2023	-	506,497	506,497
Less: current lease liability	-	(175,609)	(175,609)
Balance (long-term), September 30, 2023	-	330,888	330,888

As of September 30, 2023, the undiscounted future lease payments are as follows:

Year	$
2023	54,038
2024	206,196
2025	140,121
2026	63,874
2027	65,182
2028	55,227
Total	584,638

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

10.	Asset acquisition

In November 2022, the Company, and Energy Fuels, Inc (“Energy Fuels”) entered into a Definitive Agreement. Pursuant to the terms and subject to the conditions in the Definitive Agreement, on February 14, 2023, the Company acquired the Alta Mesa In-Situ Recovery uranium project (“Alta Mesa”).

The aggregate amount of the total consideration was $120,574,541 calculated by taking into account: a cash payment of $60,000,000, the issuance of a $60,000,000 secured vendor takeback convertible promissory note, the issuance of 44,681 enCore stock options (the “Replacement Options”) in replacement of options held by Energy Fuels option holders, valued at $81,414 using the Black-Scholes option pricing model, and total transaction costs of $493,127 associated with the Arrangement.

The transaction did not qualify as a business combination according to the definition in IFRS 3 Business Combinations, accordingly, it has been accounted for as an asset acquisition with the purchase price being allocated based on the estimated fair value of the assets and liabilities summarized as follows:

Consideration	$
Cash	60,000,000
Convertible promissory note	60,000,000
Fair value of replacement options	81,414
Transaction costs	493,127
Total consideration value	120,574,541

Net assets acquired	$
Prepaids	42,374
Property, plant, and equipment	6,111,000
Mineral properties	120,196,484
Asset retirement obligations	(5,488,969)
Accounts payable and accrued liabilities	(286,348)
Total net assets acquired	120,574,541

The value of the replacement options has been derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

Weighted Average
Exercise Price	$3.10
Share price	$3.20
Discount Rate	3.39%
Expected life (years)	5.00
Volatility	99.48%
Fair value of replacement options (CAD per option):	$2.43

The fair value of the Replacement Options is based on the issuance of 44,681 options with a fair value of $108,636 CAD ($81,414).

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

11.	Mineral properties

	Arizona	Colorado	New Mexico	South Dakota	Texas	Utah	Wyoming	Total
	$	$	$	$	$	$	$	$
Balance, December 31, 2021	900,719	619,902	4,395,821	85,667,921	1,455,206	1,804,283	41,235,727	136,079,579

Exploration costs:
Drilling	-	-	-	-	185,722	-	-	185,722
Acquisition, maintenance and lease fees	110,352	-	295,285	-	2,478,038	14,174	260,422	3,158,271
Permitting & Licensing	-	5,854	-	212,076	227,070	5,698	207,663	658,361
Personnel	4,500	8,265	-	247,767	207,572	16,515	167,888	652,507
Recoveries	-	-	-	-	-	(2,000)	(20,000)	(22,000)
Resource review	59,227	-	37,126	-	39,900	-	-	136,253
Divestment:
Divestment of mineral interest	-	-	-	-	-	(28,485)	-	(28,485)
Project development costs:							-
Construction of wellfields	-	-	-	-	1,271,058	-	-	1,271,058
Drilling	-	-	-	-	1,286,774	-	-	1,286,774
Personnel	-	-	-	-	282,135	-	-	282,135
Balance, September 30, 2022	1,074,798	634,021	4,728,232	86,127,764	7,433,475	1,810,185	41,851,700	143,660,175
Balance, December 31, 2022	775,754	578,243	4,905,348	86,220,848	9,144,069	1,840,362	41,754,462	145,219,086

Exploration costs:
Drilling	-	-	-	-	-	-	-	-
Acquisition, maintenance and lease fees	99,413	4,544	49,370	274,266	120,776,871	35,478	281,674	121,521,616
Consulting	125	-	140	-	83,136	211	552	84,164
Personnel	-	1,544	-	111,366	254,553	293	93,255	461,011
Recoveries	-	-	-	-	-	-	-	-
Resource review	-	-	-	-	-	-	-	-
Impairment	-	-	-	-	(81,691)	(658)	-	(82,349)
Divestment:
Divestment of mineral interest	(358,969)	-	(2,433,353)	-	-	-	(376,894)	(3,169,216)
Assets held for sale	358,969	-	-	-	-	-	369,913	728,882
Project development costs:
Construction of wellfields	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	5,074,399	-	-	5,074,399
Personnel	-	-	-	-	887,701	-	-	887,701
Balance, September 30, 2023	875,292	584,331	2,521,505	86,606,480	136,139,038	1,875,686	42,122,962	270,725,294

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

11.	Mineral properties (continued)

Assets Held for Sale

On April 1, 2023, the Company divested its subsidiaries Belt Line Resources, Inc. and Hydro Restoration Corp to NFI (Note 6). Beltline Resources, Inc owned the Moonshine Springs project in Arizona. Hydro Restoration Corp owned the Kaycee and Bootheel projects in Wyoming. Pursuant to two Share Purchase Agreements dated November 3, 2022, the Company received 8,566,975 shares of NFI with a fair value of $2,792,500. The net book value of the two subsidiaries was $735,863 at the transaction date, resulting in a gain on divestment of subsidiary of $2,056,637.

On July 20, 2023, the Company divested its subsidiary Neutron Energy, Inc (Note 6), including its holding of the Marquez- Juan Tafoya Uranium Project to Anfield Energy, Inc. Pursuant to a Share Purchase Agreement, the Company received cash consideration of $3,796,000 (CAD $5,000,000) and 500,000,000 shares of Anfield with a fair value of $7,022,600. The net book value of the subsidiary was $2,433,353 at the transaction date, transaction costs of $423,387 were incurred and $32,826 in currency exchange effect was recognized resulting in a gain on divestment of subsidiary of $7,994,688.

Arizona

The Company owns or controls three Arizona State mineral leases and 467 unpatented federal lode mining claims covering acreage in northern Arizona strip district. As at September 30, 2023, the Company holds cash bonds for $88,500 (December 31, 2022 - $88,500) with the Bureau of Land Management.

Colorado

Centennial

The Centennial Uranium Project is located in Colorado. In 2006, the Company entered into an option agreement to purchase uranium rights on certain areas of the Centennial Project for consideration of $1,895,000 plus contingent payments of $3,165,000. Pursuant to the agreement, the contingent payments are payable upon receipt of regulatory permits and licenses allowing uranium production. If the Company does not obtain such permits and licenses by September 27, 2019, the uranium rights, at the option of the seller, can be transferred back to the seller. To date, the Company has neither obtained the required permits and licenses, nor has it been able to renegotiate the option agreement. The Company is attempting to renegotiate the option agreement and the seller has not exercised its option to have the uranium rights transferred back.

New Mexico

Nose Rock

The Nose Rock Project is located in McKinley County, New Mexico.

Treeline

The Treeline project is located in McKinley and Cibola Counties, Grants Uranium District, New Mexico.

McKinley, Crownpoint and Hosta Butte

The Company owns a 100% interest in the McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project area, subject to a 3% gross profit royalty on uranium produced.

West Largo

The West Largo Project is near the Grants Mineral Belt in McKinley County, New Mexico.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

11.	Mineral properties (continued)

Other New Mexico Properties

The Company holds mineral properties in an area located primarily in McKinley County in northwestern New Mexico.

In January 2022, the Company divested certain mineral interest to Ambrosia Solar, LLC (“Ambrosia”). The assets, having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $48,480 recorded on the Company’s consolidated statements of income (loss) and comprehensive income (loss).

Under the agreement, Ambrosia retains the right to acquire the uranium mineral rights associated with the property by quit claim deed to be furnished by the Company. During the nine months ended September 30, 2023, Ambrosia elected to exercise its right to extend the option through January 14, 2024 for an additional payment of $24,240 received in January 2023.

Related to a 2021 agreement, Wildcat Solar Power Plant, LLC exercised its option to acquire rights to certain mineral interests in September 2023. $16,000 was received in consideration. The assets having no net book value resulted in a gain on disposal of the mineral interests of $16,000 recorded on the Company’s consolidated statement of loss and comprehensive loss.

South Dakota

Dewey-Burdock

The Dewey-Burdock Project is an in-situ recovery uranium project located near Edgemont, South Dakota.

Texas

Kingsville Dome

The Kingsville Dome project is located in Kleberg County, Texas on land owned by the Company.

Rosita

The Rosita Project is located in Duval County, Texas on land owned by the Company.

Upper Spring Creek

The Upper Spring Creek Project is located in Live Oak and Bee counties in Texas.

Butler Ranch

The Butler Ranch Exploration project is located in Karnes County, Texas.

Alta Mesa Project

The Alta Mesa Project is located in Brooks County, Texas.

Utah

Ticaboo

The Company owns three portions of a claim block located in Shootarang Canyon, Utah. The Company has a federal Plan of Operation and State of Utah approval for processing of the assets.

Other Utah Properties

The Company owns various mining claims throughout Utah, as well as its Cedar Mountain project located northwest of the White Mesa Mill in Blanding County, Utah.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

11.	Mineral properties (continued)

Wyoming

Gas Hills

The Gas Hills Project is located in Riverton, Wyoming.

Dewey Terrace

The Dewey Terrace Project is located in Weston and Niobrara Counties of Wyoming. The project is adjacent to the Company’s NRC licensed Dewey-Burdock Project along the Wyoming-South Dakota state line.

Juniper Ridge

The Juniper Ridge Project is located in the southwest portion of Wyoming.

12.	Asset retirement obligations

The Company is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for certain assets in Texas, Wyoming, Utah and Colorado. These projects must be returned to the pre-existing or background average quality after completion of mining.

The Company updates these reclamation provisions based on cash flow estimates, and changes in regulatory requirements and settlements annually. The Company used an inflation factor of 2.5% per year and a discount rate of 11% in estimating the present value of its future cash flows over the period to 2024.

The asset retirement obligations balance consists of:

	September 30,	December 31,
	2023	2022
	$	$
Kingsville	3,349,398	3,151,875
Rosita	1,202,022	1,298,397
Vasquez	37,102	34,274
Alta Mesa	5,864,526	-
Centennial	168,806	168,806
Gas Hills	63,000	63,000
Ticaboo	36,000	36,000
Asset retirement obligations	10,720,854	4,752,352

The asset retirement obligations continuity summary is as follows:

Asset retirement obligation	$
Balance, December 31, 2021	4,176,493
Accretion	429,956
Settlement	(11,324)
Adjustments	157,227
Balance, December 31, 2022	4,752,352
Additions (Note 10)	5,488,968
Accretion	762,754
Settlement	(283,220)
Balance, September 30, 2023	10,720,854

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

13.	Sales contracts

On December 31, 2020, through an asset acquisition from Westwater Resources, Inc. the Company acquired an agreement with UG USA, Inc. (“UG”). The contract provided for delivery of one-half of the Company’s actual production, for a total of 3,000,000 pounds U3O8, from its properties in Texas at discounted spot market prices. In August 2021, the Company and UG agreed to terminate this agreement for a cancellation fee of $2,750,000, which was paid by the Company to UG on January 15, 2022.

In July 2021, the Company entered into a new uranium supply contract with UG. Pursuant to the agreement, UG will purchase up to 2,000,000 pounds U3O8 from 2023 through 2027. The sales price under the new agreement will continue to be tied to spot market pricing.

In December 2021, the Company entered into a new uranium supply contract. Pursuant to the agreement, a large utility will purchase up to 1,300,000 pounds U3O8 from 2024 through 2030. The sales price under the agreement will be tied to spot market pricing with a ceiling price significantly higher than spot market price at the time of the agreement.

In June 2022, the Company entered into a new uranium supply contract. Pursuant to the agreement, a domestic utility will purchase up to 600,000 pounds U3O8 commencing in 2025. The sales price will be market based with a floor price and an inflation adjusted ceiling price.

In December 2022, the Company was awarded a contract to sell 100,000 pounds of uranium concentrates to the United States Government at a price of $70.50 per pound.

In February of 2023, the Company secured an additional sales contract with a Fortune 500 listed United States utility. The agreement commences in 2027 and covers firm deliveries of 650,000 pounds of U3O8 with an option to acquire up to 400,000 additional pounds under a two-year extended term. The agreement is based on market pricing with a floor price and an inflation adjusted ceiling price.

As of September 30, 2023, uranium sales contracts over the next five years are as follows:

Year	Sales Commitments in Pounds
2024	720,000
2025	700,000
2026	700,000
2027	650,000
2028	200,000

14.	Share capital

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the nine months ended September 30, 2023, the Company issued:

i)	10,615,650 units for a public offering at a price of CAD $3.25 per unit for gross proceeds of CAD $34,500,863 ($25,639,761). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of CAD $4.05 for a period of three years. The Company paid commissions of CAD $2,030,012 ($1,508,630) and other cash issuance costs of CAD $529,000 ($393,133).

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

14.	Share capital (continued)

ii)	23,277,000 subscription receipts issued December 6, 2022 at a price of CAD $3.00 per Subscription Receipt were converted into units for gross proceeds of CAD $69,831,000 ($51,895,809). Each unit is comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of CAD $3.75 for a period of three years. The Company paid commissions of CAD $4,074,600 ($3,028,092), other cash issuance costs of CAD $231,291 ($171,887) and issued 1,350,000 finders’ warrants with a fair value of CAD $1,909,916 ($1,419,379). 1,066,500 of the finder’s warrants are exercisable into one common share of the Company at a price of CAD $3.91 for 27 months from closing; 283,500 of the finder’s warrants are exercisable into one common share of the Company at a price of CAD $3.25 for 27 months from closing.

The value of the finders’ warrants was derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

Weighted Average
Quantity	1,066,500	283,500
Exercise Price	$3.91	$3.25
Share price	$3.20	$3.20
Discount Rate	4.19%	4.19%
Expected life (years)	2.25	2.25
Volatility	81.81%	81.81%
Fair value of finders' warrants (CAD per option):	$1.38	$1.54

iii)	1,073,604 common shares were issued on the exercise of warrants, for gross proceeds of $1,820,888.

iv)	As at September 30, 2023, the Company received $26,196 for the exercise of 19,583 warrants. The shares for these transactions were issued subsequently.

v)	535,676 common shares were issued on the exercise of stock options, for gross proceeds of $545,792. In connection with the stock options exercised, the Company reclassified $1,189,247 from contributed surplus to share capital.

vi)	In June 2023 the Company filed a Canadian short form base shelf prospectus of $140 million and U.S. registration statement on Form F-10. The Company also filed a prospectus supplement, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $70.0 million. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. At September 30, 2023, 8,111,380 common shares were sold in accordance with the Company’s ATM program for gross proceeds of $24,959,218.

During the nine months ended September 30, 2022, the Company issued:

i)	6,535,947 units through a “bought deal” prospectus offering at a price of CAD $4.59 per unit, for gross proceeds of CAD $30,000,000 ($23,057,411). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of CAD $6.00 for a period of two years. The Company paid commissions of CAD $1,612,500 ($1,239,336), other cash issuance costs of CAD $305,159 ($234,539) and issued 351,307 finders’ warrants with a fair value of CAD $874,785 ($672,343). The finder’s warrants are exercisable into one common share of the Company at a price of CAD $4.59 for two years from closing;

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

14.	Share capital (continued)

ii)	1,223,509 common shares were issued on the exercise of warrants, for gross proceeds of $839,690. In connection with certain of the warrants exercised, the Company reclassified $115,185 from contributed surplus and credited share capital;

iii)	752,083 common shares were issued on the exercised of stock options, for gross proceeds of $863,263. In connection with the stock options exercised, the Company reclassified $1,991,466 from contributed surplus and credited share capital; and

iv)	193,348 common shares for the settlement and compensation for services received in relation to the Company’s acquisition of Azarga Uranium Corporation during the year ended December 31, 2021.

Stock options

The Company adopted a Stock Option Plan (the “Plan”) under which it is authorized to grant options to Officers, Directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the Plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

The Company’s stock options outstanding at September 30, 2023 and December 31, 2022, and the changes for the period/year then ended, are as follows:

	Period ended September 30, 2023		Year ended December 31, 2022
		Weighted		Weighted
	Options	average exercise price	Options	average exercise price
	#	CAD $	#	CAD $
Options outstanding, beginning of period/year	7,235,648	2.53	5,272,294	1.42
Granted	2,625,181	2.82	3,107,501	4.10
Exercised	(535,676)	1.37	(1,016,439)	1.51
Forfeited/expired	(265,397)	2.93	(127,708)	3.60
Options outstanding	9,059,756	2.66	7,235,648	2.53
Options exercisable	5,599,860	2.37	4,928,147	1.79

As of September 30, 2023, stock options outstanding were as follows:

		Options Outstanding		Options Exercisable
		September 30, 2023		September 30, 2023
Option price per share	Options #	Weighted remaining life (years)	Weighted exercise price CAD $	Options #	Weighted exercise price CAD $
$0.18 - 1.92	2,832,289	0.39	$0.77	2,832,289	$0.77
$2.40 - 3.79	3,465,799	1.62	$2.91	640,694	$3.01
$4.20 - 5.76	2,761,668	0.97	$4.30	2,126,876	$4.31
	9,059,756	2.97	$2.66	5,599,860	$2.37

During the nine months ended September 30, 2023, the Company granted an aggregate of 2,625,181 stock options to Directors, Officers, employees, and consultants of the Company. A fair value of $5,478,595 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

14.	Share capital (continued)

Stock options (continued)

During the year ended December 31, 2022, the Company granted an aggregate of 3,107,501 stock options to Directors, Officers, and consultants of the Company. A fair value of $7,665,042 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

The Company’s standard stock option vesting schedule calls for 25% every six months commencing six months after the grant date.

During the nine months ended September 30, 2023, the Company recognized stock option expense of $3,535,299 (2022 - $4,667,307) for the vested portion of the stock options.

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	September 30,	December 31,
	2023	2022
Risk-free interest rate	3.18%	2.06%
Expected life of option	5.0 years	4.9 years
Expected dividend yield	0%	0%
Expected stock price volatility	95.52%	116.48%
Fair value per option	$2.09	CAD $3.21

Share purchase warrants

A summary of the status of the Company’s warrants as of September 30, 2023, and December 31, 2022, and changes during the period/year then ended is as follows:

	Period ended		Year ended December 31,
	September 30, 2023		2022
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
	#	CAD $	#	CAD $
Warrants outstanding, beginning of period/year 7,494,506	7,494,506	4.43	6,298,839	2.43
Granted	29,982,200	3.80	3,670,919	5.81
Exercised	(1,073,604)	2.25	(2,291,642)	1.39
Expired	(6,260)	2.22	(183,610)	1.67
Warrants outstanding, end of period/year	36,396,842	3.98	7,494,506	4.43

As of September 30, 2023, share purchase warrants outstanding were as follows:

		September 30, 2023
		Weighted average	Weighted average
	Warrants	remaining life	exercise price
Warrant price per share	#	(years)	CAD $
$1.59 - 1.80[1]	630,048	0.00	$1.80
$2.22 - 4.05[2]	32,147,513	1.94	$3.81
$4.59 - 6.00	3,619,281	0.05	$5.86
	36,396,842	1.99	$3.98

[1]	Includes power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at CAD $1.80 for 36 months.

[2]	Includes 64,167 outstanding warrants at an exercise price of CAD $3.00 also include power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at CAD $3.90 for 36 months.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

14.	Share capital (continued)

Share subscriptions received

As of December 31, 2022, the Company held in escrow CAD $67,596,720 ($51,558,624) in share subscriptions pertaining to a financing that closed concurrently with the Company’s acquisition of Alta Mesa (Note 10).

Convertible promissory note

On February 14, 2023, the Company (through enCore Energy US Corp.) issued a secured convertible promissory note (the “Note”) in connection with the Alta Mesa acquisition (Note 10).

The principal value of the Note is $60,000,000, and the Note is secured by certain assets of the Company pursuant to the terms of a Pledge Agreement, a Security Agreement, and a Guaranty Agreement between the parties.

The principal portion of the Note is convertible at any time and at the option of the holder into common shares of the Company at a conversion price of $2.9103 per share until maturity on February 14, 2025, and bears interest at a rate of 8.0% per annum. Commencing on June 30, 2023, the Company makes semi-annual interest only payments on June 30 and December 31, of each year through to maturity.

The Note was valued initially by measuring the fair value of the liability component using an 12% discount rate, and by allocating the residual (using the residual value method) to the equity conversion feature. Certain transaction costs associated with the Note were not included in the discounting of the Note as they were allocated as consideration for the asset acquisition completed as a whole (Note 10).

A reconciliation of the convertible debenture components is as follows:

	Liability	Equity	Total
	$	$	$
Balance, December 31, 2021 and December 31, 2022	-	-	-
Issuance of promissory note	56,186,734	3,813,266	60,000,000
Accretion expense	1,973,209	-	1,973,209
Principal payments	(20,000,000)		(20,000,000)
Accrued interest, not yet paid	1,187,778		1,187,778
Balance, September 30, 2023	39,347,721	3,813,266	43,160,987
Liabilities:
Current portion - convertible debenture (accrued interest)	1,187,778	-	1,187,778
Long term portion - convertible debenture	38,159,943	-	38,159,943
Balance, September 30, 2023	39,347,721	-	39,347,721

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

15.	Related party transactions and balances

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of Directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Administrative Officer.

The amounts paid to key management or entities providing similar services are as follows:

		September 30, 2023 $	September 30, 2022 $
Consulting	(1)	111,759	69,229
Data acquisition		-	55,948
Directors' fees	(2)	116,583	82,766
Office and administration		-	-
Staff costs		2,407,490	930,759
Stock option expense		2,795,445	3,821,654
Total key management compensation		5,431,277	4,960,355

(1)	During the nine months ended September 30, 2023, the Company incurred communications & community engagement consulting fees of $111,759 (2022 - $69,229) according to a contract with Tintina Holdings, Ltd., a company owned and operated by the spouse of the Company’s Executive Chairman.

During the period the Tintina Holdings, Ltd contract was reassigned to a company named 5 Spot Corporation, a new Company owned by the spouse of the Company’s Executive Chairman.

(2)	Directors’ Fees are included in staff costs on the consolidated statements of loss and comprehensive loss.

During the nine months ended September 30, 2023, the Company granted 2,075,000 options to key management, with a fair value of $3,184,266.

During the nine months ended September 30, 2022, the Company granted 2,566,667 options to key management, with a fair value of $6,585,870.

As of September 30, 2023, and December 31, 2022, the following amounts were owing to related parties:

		September 30,	December 31,
		2023	2022
		$	$
Tintina Holdings, Ltd	Consulting services	-	12,744
Officers and Board members	Accrued compensation	175,023	428,630
		175,023	441,374

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

16.	Management of capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration, evaluation, and development of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2023, and the Company is not subject to any externally imposed capital requirements.

17.	Financial instruments

Financial instruments include cash, receivables and marketable securities and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Marketable securities are measured at Level 1 of the fair value hierarchy. The Company classifies these investments as financial assets whose value is derived from quoted prices in active markets and carries them at FVTPL.

The Company classifies its cash, restricted cash and receivables as financial assets measured at amortized cost. Accounts payable and accrued liabilities, lease liability, due to related parties, notes payable, and convertible promissory note are classified as financial liabilities measured at amortized cost. The carrying amounts of receivables, accounts payable, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments. The carrying value of the Company’s convertible promissory note, and lease liabilities approximates fair value as they bear a rate of interest commensurate with market rates.

Investments in uranium are measured at Level 1 of the fair value hierarchy. The Company classifies these investments as financial assets measured at fair value as determined based on the most recent month-end spot prices for uranium published by UxC and converted to Canadian dollars at the date of the consolidated statements of financial position.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

17.	Financial instruments (continued)

Discussions of risks associated with financial assets and liabilities are detailed below:

Currency risk

Foreign currency exchange risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. As the Company’s operations are conducted internationally, operations and capital activity may be transacted in currencies other than the functional currency of the entity party to the transaction.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by obtaining most of its estimated annual U.S. cash requirements and holding the remaining currency in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and consolidated statement of financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s foreign currency exposures during the nine months ended September 30, 2023, and September 30, 2022:

	September 30,	September 30,
	2023	2022
	$	$
Cash	78,580	1,140,190
Marketable Securities - Current	1,684,570	222,750
Accounts payable and accrued liabilities	(33,037)	(25,687)
	1,730,113	1,337,253

A 10% change in Canadian/US foreign exchange rate at period end would have changed the net loss of the Company, assuming that all other variables remained constant, by $1,291,527 for the nine months ended September 30, 2023 (2022 - $1,337,253).

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Credit risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities (Note 6). The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2023 value of marketable securities every 10% increase or decrease in the share prices of their holdings would have impacted loss for the period, up or down, by approximately $1,887,000 (2022 - $395,000) before income taxes.

Further, the Company is in the exploration stage and commodity prices are not reflected in operating financial results. However, fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

Interest rate risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

17.	Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing.

18.	Segmented information

The Company operates in a single segment: the acquisition, exploration, and development of mineral properties in the United States.

The table below provides a breakdown of the Company’s long-term assets by geographic segment:

	South Dakota	Texas	New Mexico	Wyoming	Other States	Canada	Total
	$	$	$	$	$	$	$
Intangible assets	-	122,401	217,241	-	188,640	-	528,282
Property, plant and equipment	60,630	2,273,791	-	-	-	-	2,334,421
Mineral properties	86,220,848	9,144,069	4,905,348	41,754,462	3,194,359	-	145,219,086
Right-of-use assets	-	168,871	-	-	-	16,743	185,614
Balance, December 31, 2022	86,281,478	11,709,132	5,122,589	41,754,462	3,382,999	16,743	148,267,403

Intangible assets	-	119,735	215,984	-	175,929	-	511,648
Property, plant and equipment	210,146	13,221,010	-	-	-	-	13,431,156
Mineral properties	86,606,480	136,139,038	2,521,505	42,122,962	3,335,309	-	270,725,294
Right-of-use assets	-	479,648	-	-	-	-	479,648
Balance, September 30, 2023	86,816,626	149,959,431	2,737,489	42,122,962	3,511,238	-	285,147,746

19.	Supplemental disclosure with respect to cash flows

The Company incurred non-cash financing and investing activities during the nine months ended September 30, 2023, and September 30, 2022 as follows:

	September 30,	September 30,
	2023	2022
	$	$
Non-cash financing activities:
Share issue costs on finders' warrants issued	-	672,343
	-	672,343
Non-cash investing activities:
Mineral property costs included in accounts payable and accrued liabilities	215,948	-
Property, plant, and equipment additions included in accounts payable and accrued liabilities	181,750	-
Reclamation Settlements remaining in Accounts Payable	11,716
Interest expense paid on convertible note	1,800,000	-
Convertible promissory note issued for asset acquisition (Note 10)	60,000,000	-
Fair value of replacement options issued for asset acquisition	81,414	-
Marketable securities received on disposal of subsidiaries	13,187,713	3,051,485
	75,478,541	3,051,485

There were no amounts paid for income taxes during the nine months ended September 30, 2023, and September 30, 2022.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited – Prepared by Management
For the nine months ended September 30, 2023, and September 30, 2022
(Expressed in USD unless otherwise noted)

20.	Events after the reporting period

Subsequent to September 30, 2023, the following reportable events were completed:

(a)	The Company issued 624,301 shares pursuant to the exercise of warrants for gross proceeds of CAD $1,123,742 (835,124 USD).

(b)	The Company issued 273,309 shares pursuant to the exercise of brokers warrants for gross proceeds of CAD $976,552 (725,737 USD).

(c)	The Company sold 6,539,679 common shares in accordance with the Company’s ATM program for gross proceeds of $20,984,478.

(d)	The Company sold 1,039,884 common shares in accordance with the Company’s ATM program for gross proceeds of CAD $4,673,634 (3,473,272 USD).

(e)	The Company repaid an additional $20,000,000 to further reduce the principal balance on its convertible note (note 10).

(f)	The Company granted 45,000 stock options to employees with an average exercise price of CAD $4.25.

(g)	Subsequent to the period ended September 30, 2023, 16,250 stock options expired with an average exercise price of CAD $3.34.